

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2020

Zhenyu Wu
Chief Financial Officer
Elite Education Group International Ltd
1209 N. University Blvd.
Middletown, OH 45042

Re: Elite Education Group International Ltd
Amendment No. 6 to Draft Registration Statement on Form F-1
Submitted October 13, 2020
CIK 0001781397

Dear Mr. Wu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 6 to Draft Registration Statement on Form F-1

Use of Proceeds, page 30

1. We note your response to our prior comment 1. In your next amendment, please update this section to reflect your response.

<u>Properties, page 49</u>

2.   We note your response to our prior comment 4. We also note that the Renda Agreement originally contemplated the payment of RMB 2.9 million for rent expense as well as other services including hiring, administration, and paying employees. Please disclose whether the new rental expense of $1.0 million includes such other services and whether there have been changes in payment or fees with respect to such other services. If there has been a material amendment to the Renda Agreement, please include it as an exhibit.

         You may contact Tony Watson at (202) 551-3318 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any other questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Trade & Services

cc: F. Alec Orudjev, Esq.